UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


In the Matter of

Northeast Utilities                                             Quarterly
The Connecticut Light and Power Company                        Certificate as
Western Massachusetts Electric Company                          to Partial
Holyoke Water Power Company                                    Consummation
Northeast Nuclear Energy Company                                   of
Northeast Utilities Service Company                            Transaction
Rocky River Realty Company

Berlin, Connecticut

File No. 70-7111

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company in this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the third quarter of 1997:




























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NIANTIC BAY FUEL TRUST

11   NORTHEAST UTILITIES MONEY POOL

12   CAPITAL CONTRIBUTIONS

Dated as of September 30, 1997

          Northeast Utilities Service Company
          /s/ Robert C. Aronson
          Assistant Treasurer





ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:  $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS $0 OF COMMERCIAL PAPER AND $0  SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  Invested ($29,900,000)

                                          AMOUNT
     NAME OF BANK                           $          DATE SOLD
                                             0

*REPRESENTING REFINANCING OF MATURING LOANS

NORTHEAST UTILITIES
BY/s/Robert C. Aronson
ITS ASSISTANT TREASURER
DATED September 30, 1997

ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                      $150,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $35,000,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  Invested ($32,600,000)

                          AMOUNT
NAME OF BANK                $           DATE SOLD

CITIBANK                 50,000,000      07/28/97
CITIBANK                 35,000,000      08/28/97
*CITIBANK                35,000,000      09/29/97

*REPRESENTING REFINANCING OF MATURING LOANS
DATED September 30, 1997


          THE CONNECTICUT LIGHT AND POWER COMPANY
          BY/s/Robert C. Aronson
          ITS ASSISTANT TREASURER

October 30, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from July 1, 1997 to September 30, 1997, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Gregory J. Hall
         Lehman Brothers








ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $73,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $15,000,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997
MONEY POOL BALANCE ON September 30, 1997:   Borrowed $2,350,000

                    AMOUNT
NAME OF BANK           $           DATE SOLD

CITIBANK             15,000,000     07/07/97
*CITIBANK            15,000,000     08/07/97
*CITIBANK            15,000,000     09/08/97

*REPRESENTS REFINANCING OF MATURITY LOANS

DATED September 30, 1997

WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY /s/Robert C. Aronson
ITS ASSISTANT TREASURER


Octobe 29, 1997
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from July 1, 1997 to September 30, 1997, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Gregory J. Hall
          Lehman Brothers

ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  Invested ($4,850,000)



ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  Invested ($107,550,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  Borrowed $42,300,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.

MONEY POOL BALANCE ON September 30, 1997:  Borrowed:  $17,500,000

ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.
MONEY POOL BALANCE ON September 30, 1997:  Invested: ($62,850,000)

ATTACHMENT 10
COMPANY:  NIANTIC BAY FUEL TRUST
PERIOD:  July 1, 1997 through September 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:     $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $90,500,000
THERE WAS $0 OF COMMERCIAL PAPER AND $169,000,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1997.

NAME OF BANK                            AMOUNT         DATE SOLD
                                          $
*FIRST CHICAGO                          3,500,000     07/02/97
*FIRST CHICAGO                          7,000,000     07/07/97
*FIRST CHICAGO                          6,000,000     07/14/97
 FIRST CHICAGO                         56,500,000     07/21/97
*FIRST CHICAGO                          9,500,000     07/28/97
*FIRST CHICAGO                          8,000,000     07/30/97
*FIRST CHICAGO                          3,500,000     08/04/97
 FIRST CHICAGO                          5,000,000     08/07/97
*FIRST CHICAGO                          6,000,000     08/14/97
 FIRST CHICAGO                         57,000,000     08/21/97
 FIRST CHICAGO                          9,000,000     08/28/97
*FIRST CHICAGO                          8,000,000     08/29/97
*FIRST CHICAGO                          3,500,000     09/04/97
*FIRST CHICAGO                          5,000,000     09/08/97
*FIRST CHICAGO                          6,000,000     09/15/97
 FIRST CHICAGO                            100,000     09/16/97
 FIRST CHICAGO                         57,500,000     09/22/97
 FIRST CHICAGO                         17,000,000     09/29/97
*representing refinancing of maturing loans
dated September 30, 1997
NIANTIC BAY FUEL TRUST
BY /S/ Robert C. Aronson
ITS ASSISTANT TREASURER
        ATTACHMENT 11
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: July 1997
NUMBER OF DAYS: 31

                 CL&P  WMECO      HWP   NNECO  RRR   QUINN   PSNH  NAEC   HEC   NU    TCI      AGENT

CONS. BAL>       49500  -10000    3800  92350 -42850 -5250    4150 -30450 -100  33250

1 Begin Bal      56000  -33100    4550  96350 -16200 -5150    5150 -38400 -100  29400  -98500       0
Contributed          0       0       0      0      0     0       0      0    0      0   45400   45400
Borrowed         32000    3500     100      0    200     0       0   9600    0      0       0   45400
1 End Bal        24000  -36600    4450  96350 -16400 -5150    5150 -48000 -100  29400  -53100

Contributed      11000    2750       0    500      0     0    1000      0    0    500       0   15750
Borrowed           500       0       0      0      0     0    5500      0    0      0    9750   15750
2 End Bal        34500  -33850    4450  96850 -16400 -5150     650 -48000 -100  29900  -62850

Contributed        250       0       0      0      0     0     750      0    0      0   28500   29500
Borrowed          9500    2000     250  12750      0     0    4000      0    0      0    1000   29500
3 End Bal        25250  -35850    4200  84100 -16400 -5150   -2600 -48000 -100  29900  -35350

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
4 End Bal        25250  -35850    4200  84100 -16400 -5150   -2600 -48000 -100  29900  -35350

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
5 End Bal        25250  -35850    4200  84100 -16400 -5150   -2600 -48000 -100  29900  -35350

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
6 End Bal        25250  -35850    4200  84100 -16400 -5150   -2600 -48000 -100  29900  -35350

Contributed       7000    1000       0      0      0     0    4000      0    0      0   23500   35500
Borrowed             0   31000       0   1500      0     0       0      0    0      0    3000   35500
7 End Bal        32250  -65850    4200  82600 -16400 -5150    1400 -48000 -100  29900  -14850

Contributed      10000    2500       0   1200      0     0    4500      0    0      0       0   18200
Borrowed             0       0     100      0      0     0       0      0    0   4100   14000   18200
8 End Bal        42250  -63350    4100  83800 -16400 -5150    5900 -48000 -100  25800  -28850

Contributed       6000    1000       0      0      0     0    3500      0    0      0       0   10500
Borrowed             0       0     100   4900      0     0       0      0    0    750    4750   10500
9 End Bal        48250  -62350    4000  78900 -16400 -5150    9400 -48000 -100  25050  -33600

Contributed       7250     500     100      0      0     0     400      0    0      0       0    8250
Borrowed             0       0     250   2500      0     0       0      0    0      0    5500    8250
10 End Bal       55500  -61850    3850  76400 -16400 -5150    9800 -48000 -100  25050  -39100

Contributed       2750    1000       0      0      0     0    1500      0    0      0    6250   11500
Borrowed          2500       0       0    750      0     0    3000      0    0    500    4750   11500
11 End Bal       55750  -60850    3850  75650 -16400 -5150    8300 -48000 -100  24550  -37600

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
12 End Bal       55750  -60850    3850  75650 -16400 -5150    8300 -48000 -100  24550  -37600

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
13 End Bal       55750  -60850    3850  75650 -16400 -5150    8300 -48000 -100  24550  -37600

Contributed      10750    1750       0      0      0     0     500      0    0      0   18450   31450
Borrowed             0       0     100   2000  26350     0    1500      0    0      0    1500   31450
14 End Bal       66500  -59100    3750  73650 -42750 -5150    7300 -48000 -100  24550  -20650

Contributed          0    1000       0    250      0     0    4500      0    0      0       0    5750
Borrowed          1500       0     200   2000      0     0       0      0    0      0    2050    5750
15 End Bal       65000  -58100    3550  71900 -42750 -5150   11800 -48000 -100  24550  -22700

Contributed      11250    2500       0    150      0     0    4250      0    0      0       0   18150
Borrowed             0       0       0      0      0     0       0      0    0      0   18150   18150
16 End Bal       76250  -55600    3550  72050 -42750 -5150   16050 -48000 -100  24550  -40850

Contributed       3000    1000       0      0      0     0    1750      0    0      0   23100   28850
Borrowed          4000    4000     100  11000      0     0    4000      0    0      0    5750   28850
17 End Bal       75250  -58600    3450  61050 -42750 -5150   13800 -48000 -100  24550  -23500

Contributed      10500    3000       0   6000      0     0    4000      0    0      0       0   23500
Borrowed             0       0     150      0      0     0       0      0    0      0   23350   23500
18 End Bal       85750  -55600    3300  67050 -42750 -5150   17800 -48000 -100  24550  -46850

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
19 End Bal       85750  -55600    3300  67050 -42750 -5150   17800 -48000 -100  24550  -46850

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
20 End Bal       85750  -55600    3300  67050 -42750 -5150   17800 -48000 -100  24550  -46850

Contributed          0     500    2300      0      0     0   10500      0    0   6500   34000   53800
Borrowed         46000       0       0   6150      0     0       0    150    0      0    1500   53800
21 End Bal       39750  -55100    5600  60900 -42750 -5150   28300 -48150 -100  31050  -14350

Contributed       3750    1500       0  17700      0     0    4700      0    0      0       0   27650
Borrowed             0       0     350      0    500     0       0    100    0    100   26600   27650
22 End Bal       43500  -53600    5250  78600 -43250 -5150   33000 -48250 -100  30950  -40950

Contributed       4500       0       0   5400      0     0       0      0    0    500   25700   36100
Borrowed             0   10000    3600      0      0     0   21000      0    0      0    1500   36100
23 End Bal       48000  -63600    1650  84000 -43250 -5150   12000 -48250 -100  31450  -16750

Contributed       2000     900     100      0      0     0    1500      0    0   1300   11300   17100
Borrowed          5000    4000     100   2500      0     0    1000      0    0      0    4500   17100
24 End Bal       45000  -66700    1650  81500 -43250 -5150   12500 -48250 -100  32750   -9950

Contributed       2400       0    2900   1000      0     0    2000  18000    0      0       0   26300
Borrowed          9000    2000       0      0      0     0       0      0    0      0   15300   26300
25 End Bal       38400  -68700    4550  82500 -43250 -5150   14500 -30250 -100  32750  -25250

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
26 End Bal       38400  -68700    4550  82500 -43250 -5150   14500 -30250 -100  32750  -25250

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
27 End Bal       38400  -68700    4550  82500 -43250 -5150   14500 -30250 -100  32750  -25250

Contributed      40000    1500     100      0      0     0    1250      0    0      0     200   43050
Borrowed           750     800       0      0      0     0   15000      0    0      0   26500   43050
28 End Bal       77650  -68000    4650  82500 -43250 -5150     750 -30250 -100  32750  -51550

Contributed       6500    2000       0    250      0     0    3250      0    0    500       0   12500
Borrowed             0       0     150   2400      0     0       0      0    0      0    9950   12500
29 End Bal       84150  -66000    4500  80350 -43250 -5150    4000 -30250 -100  33250  -61500

Contributed       7600     400       0   3000      0     0    4400      0    0      0       0   15400
Borrowed             0     400     100      0      0     0       0      0    0      0   14900   15400
30 End Bal       91750  -66000    4400  83350 -43250 -5150    8400 -30250 -100  33250  -76400

Contributed       2750   59000       0   9000    400     0     250      0    0      0   49700  121100
Borrowed         45000    3000     600      0      0   100    4500    200    0      0   67700  121100
31 End Bal       49500  -10000    3800  92350 -42850 -5250    4150 -30450 -100  33250  -94400

NU MONEY
BALANCES             0       0       0      0      0     0       0      0    0      0       0
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: AUGUST 1997
NUMBER OF DAYS: 31

                  CL&P   WMECO    HWP   NNECO   RRR  QUINN   PSNH   NAEC HEC   NU      TCI    AGENT

CONS. BAL>       16900   -5900    4150  94700 -44600 -5250   30150 -22800 -350  32650

1 Begin Bal      49500  -10000    3800  92350 -42850 -5250    4150 -30450 -100  33250  -94400       0
Contributed          0     250       0      0      0     0     250      0    0      0   42600   43100
Borrowed         25500    5000       0   3100    100     0    2000   7400    0      0       0   43100
1 End Bal        24000  -14750    3800  89250 -42950 -5250    2400 -37850 -100  33250  -51800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
2 End Bal        24000  -14750    3800  89250 -42950 -5250    2400 -37850 -100  33250  -51800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
3 End Bal        24000  -14750    3800  89250 -42950 -5250    2400 -37850 -100  33250  -51800

Contributed          0    2000       0   1000      0     0    5000      0    0      0   20000   28000
Borrowed         24250       0       0    500      0     0       0      0    0      0    3250   28000
4 End Bal         -250  -12750    3800  89750 -42950 -5250    7400 -37850 -100  33250  -35050

Contributed       5000    2500       0      0      0     0    3100      0    0    250       0   10850
Borrowed             0       0     200   3500      0     0       0      0    0      0    7150   10850
5 End Bal         4750  -10250    3600  86250 -42950 -5250   10500 -37850 -100  33500  -42200

Contributed       4000    1000       0    500      0     0    2500      0    0      0       0    8000
Borrowed             0       0     250    250      0     0       0      0    0      0    7500    8000
6 End Bal         8750   -9250    3350  86500 -42950 -5250   13000 -37850 -100  33500  -49700

Contributed       8750    1250       0    300      0     0    4000      0    0      0       0   14300
Borrowed             0       0       0   1000      0     0       0      0    0      0   13300   14300
7 End Bal        17500   -8000    3350  85800 -42950 -5250   17000 -37850 -100  33500  -63000

Contributed       5000     500       0      0      0     0    1000      0    0      0       0    6500
Borrowed             0       0       0   1000      0     0       0      0    0      0    5500    6500
8 End Bal        22500   -7500    3350  84800 -42950 -5250   18000 -37850 -100  33500  -68500

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
9 End Bal        22500   -7500    3350  84800 -42950 -5250   18000 -37850 -100  33500  -68500

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
10 End Bal       22500   -7500    3350  84800 -42950 -5250   18000 -37850 -100  33500  -68500

Contributed      14700    1000       0      0      0     0    4000      0    0      0       0   19700
Borrowed             0       0     150   3500      0     0     700      0    0      0   15350   19700
11 End Bal       37200   -6500    3200  81300 -42950 -5250   21300 -37850 -100  33500  -83850

Contributed       6000    2500       0      0      0     0    3600      0    0      0       0   12100
Borrowed          1000    1000       0   3500      0     0    1000    100    0      0    5500   12100
12 End Bal       42200   -5000    3200  77800 -42950 -5250   23900 -37950 -100  33500  -89350

Contributed      17500    2250       0   2000      0     0    3000      0    0      0       0   24750
Borrowed             0       0       0      0      0     0       0      0    0      0   24750   24750
13 End Bal       59700   -2750    3200  79800 -42950 -5250   26900 -37950 -100  33500 -114100

Contributed       1600       0       0      0    400     0       0      0    0      0   28500   30500
Borrowed         12500    1500     100  12000    500     0    2000      0    0      0    1900   30500
14 End Bal       48800   -4250    3100  67800 -43050 -5250   24900 -37950 -100  33500  -87500

Contributed       2350     800       0      0      0     0    1350      0    0      0    3600    8100
Borrowed           750     750     100   2000      0     0       0      0    0      0    4500    8100
15 End Bal       50400   -4200    3000  65800 -43050 -5250   26250 -37950 -100  33500  -88400

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
16 End Bal       50400   -4200    3000  65800 -43050 -5250   26250 -37950 -100  33500  -88400

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
17 End Bal       50400   -4200    3000  65800 -43050 -5250   26250 -37950 -100  33500  -88400

Contributed      25000    5500     300   2300      0     0    7000      0    0      0       0   40100
Borrowed           500       0       0      0      0     0       0      0    0      0   39600   40100
18 End Bal       74900    1300    3300  68100 -43050 -5250   33250 -37950 -100  33500 -128000

Contributed       1700    2250       0  25300      0     0    2000      0    0      0       0   31250
Borrowed          8000       0     500      0   1300     0       0    150    0   1100   20200   31250
19 End Bal       68600    3550    2800  93400 -44350 -5250   35250 -38100 -100  32400 -148200

Contributed       1800     400    2600      0      0     0   17000      0    0    500   43500   65800
Borrowed         50000    1000       0  11600      0     0       0      0    0      0    3200   65800
20 End Bal       20400    2950    5400  81800 -44350 -5250   52250 -38100 -100  32900 -107900

Contributed       2750     250       0      0      0     0    2000      0    0      0   15150   20150
Borrowed          4000   10000     250    400      0     0       0      0    0   1500    4000   20150
21 End Bal       19150   -6800    5150  81400 -44350 -5250   54250 -38100 -100  31400  -96750

Contributed       4000     500       0      0      0     0    1750  15500    0   1000       0   22750
Borrowed             0    4500       0    100      0     0    8000      0    0      0   10150   22750
22 End Bal       23150  -10800    5150  81300 -44350 -5250   48000 -22600 -100  32400 -106900

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
23 End Bal       23150  -10800    5150  81300 -44350 -5250   48000 -22600 -100  32400 -106900

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
24 End Bal       23150  -10800    5150  81300 -44350 -5250   48000 -22600 -100  32400 -106900

Contributed          0    3600     100    500      0     0    2300      0    0      0   13400   19900
Borrowed             0       0     600   1800      0     0   13000      0    0      0    4500   19900
25 End Bal       23150   -7200    4650  80000 -44350 -5250   37300 -22600 -100  32400  -98000

Contributed      10000    1250       0      0      0     0     750      0    0      0    6000   18000
Borrowed             0       0     800   3800      0     0   10400      0    0      0    3000   18000
26 End Bal       33150   -5950    3850  76200 -44350 -5250   27650 -22600 -100  32400  -95000

Contributed      13000    1800     200   2000      0     0    3500      0    0      0       0   20500
Borrowed             0       0       0      0      0     0       0      0    0      0   20500   20500
27 End Bal       46150   -4150    4050  78200 -44350 -5250   31150 -22600 -100  32400 -115500

Contributed       3250       0       0      0      0     0     750      0    0      0   45650   49650
Borrowed         30000    2000     150  11500      0     0    2000      0    0      0    4000   49650
28 End Bal       19400   -6150    3900  66700 -44350 -5250   29900 -22600 -100  32400  -73850

Contributed       3500     750     250  28000      0     0    1250      0    0    250       0   34000
Borrowed          6000     500       0      0    250     0    1000    200  250      0   25800   34000
29 End Bal       16900   -5900    4150  94700 -44600 -5250   30150 -22800 -350  32650  -99650

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
30 End Bal       16900   -5900    4150  94700 -44600 -5250   30150 -22800 -350  32650  -99650

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
31 End Bal       16900   -5900    4150  94700 -44600 -5250   30150 -22800 -350  32650  -99650




NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: September 1997
NUMBER OF DAYS: 30
                  CL&P   WMECO    HWP   NNECO  RRR   QUINN   PSNH   NAEC   HEC   NU    TCI     AGENT

CONS. BAL>       32600   -2350    4850 107550 -42300 -5250   62850 -17500 -600  29900

1 Begin Bal      16900   -5900    4150  94700 -44600 -5250   30150 -22800 -350  32650  -99650       0
Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
1 End Bal        16900   -5900    4150  94700 -44600 -5250   30150 -22800 -350  32650  -99650

Contributed          0       0       0      0      0     0    1000      0    0      0   40100   41100
Borrowed         24500    7000     200   2300      0     0     500   4600    0   2000       0   41100
2 End Bal        -7600  -12900    3950  92400 -44600 -5250   30650 -27400 -350  30650  -59550

Contributed       8000    1500       0      0      0     0    5000      0    0      0    1000   15500
Borrowed          1500       0     100   5800      0     0       0      0    0      0    8100   15500
3 End Bal        -1100  -11400    3850  86600 -44600 -5250   35650 -27400 -350  30650  -66650

Contributed       4500       0       0      0      0     0    2750      0    0      0       0    7250
Borrowed             0    1000     150   3700      0     0       0      0    0      0    2400    7250
4 End Bal         3400  -12400    3700  82900 -44600 -5250   38400 -27400 -350  30650  -69050

Contributed       6300    1800       0   1000      0     0    2500      0    0      0       0   11600
Borrowed             0       0       0    750      0     0       0    100    0      0   10750   11600
5 End Bal         9700  -10600    3700  83150 -44600 -5250   40900 -27500 -350  30650  -79800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
6 End Bal         9700  -10600    3700  83150 -44600 -5250   40900 -27500 -350  30650  -79800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
7 End Bal         9700  -10600    3700  83150 -44600 -5250   40900 -27500 -350  30650  -79800

Contributed      15500    2500       0   1000      0     0    5500      0    0      0       0   24500
Borrowed             0       0     100    600      0     0       0      0    0      0   23800   24500
8 End Bal        25200   -8100    3600  83550 -44600 -5250   46400 -27500 -350  30650 -103600

Contributed       9000    3000     100      0   2900     0    3300      0    0      0       0   18300
Borrowed           500       0       0      0      0     0       0      0    0      0   17800   18300
9 End Bal        33700   -5100    3700  83550 -41700 -5250   49700 -27500 -350  30650 -121400

Contributed      26000    2500       0      0      0     0    2750      0    0      0       0   31250
Borrowed             0       0     100   2300      0     0       0      0    0      0   28850   31250
10 End Bal       59700   -2600    3600  81250 -41700 -5250   52450 -27500 -350  30650 -150250

Contributed       1500     300       0    500      0     0       0      0    0      0   18400   20700
Borrowed          2000    1000     200   9800      0     0    1300   4400    0      0    2000   20700
11 End Bal       59200   -3300    3400  71950 -41700 -5250   51150 -31900 -350  30650 -133850

Contributed       3600       0       0      0      0     0    1100      0    0      0       0    4700
Borrowed             0     300     100   2400      0     0       0      0    0      0    1900    4700
12 End Bal       62800   -3600    3300  69550 -41700 -5250   52250 -31900 -350  30650 -135750

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
13 End Bal       62800   -3600    3300  69550 -41700 -5250   52250 -31900 -350  30650 -135750

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
14 End Bal       62800   -3600    3300  69550 -41700 -5250   52250 -31900 -350  30650 -135750

Contributed          0    2300       0      0   2900     0    1700      0    0      0    2500    9400
Borrowed           600       0       0   1700   3000     0       0      0    0      0    4100    9400
15 End Bal       62200   -1300    3300  67850 -41800 -5250   53950 -31900 -350  30650 -137350

Contributed          0     900       0      0      0     0    2750      0    0      0    1600    5250
Borrowed           900     350     300   3700      0     0       0      0    0      0       0    5250
16 End Bal       61300    -750    3000  64150 -41800 -5250   56700 -31900 -350  30650 -135750

Contributed       6650    1600       0      0      0     0    1300      0    0      0       0    9550
Borrowed             0     150       0   1600      0     0       0      0    0      0    7800    9550
17 End Bal       67950     700    3000  62550 -41800 -5250   58000 -31900 -350  30650 -143550

Contributed       6000     700       0      0      0     0    1500      0    0      0       0    8200
Borrowed             0       0     300   1500      0     0     400    400    0      0    5600    8200
18 End Bal       73950    1400    2700  61050 -41800 -5250   59100 -32300 -350  30650 -149150

Contributed      19000    2200     200   3800      0     0    5500      0    0      0       0   30700
Borrowed             0       0       0      0      0     0       0      0    0      0   30700   30700
19 End Bal       92950    3600    2900  64850 -41800 -5250   64600 -32300 -350  30650 -179850

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
20 End Bal       92950    3600    2900  64850 -41800 -5250   64600 -32300 -350  30650 -179850

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
21 End Bal       92950    3600    2900  64850 -41800 -5250   64600 -32300 -350  30650 -179850

Contributed          0       0    2800  29400      0     0   15000      0    0      0    1000   48200
Borrowed         35750     250       0      0      0     0       0      0    0      0   12200   48200
22 End Bal       57200    3350    5700  94250 -41800 -5250   79600 -32300 -350  30650 -191050

Contributed      12500    2000     150   3900      0     0    1300  14900    0      0   16500   51250
Borrowed             0   10500    3600   2700   6100     0   12500      0    0   1000   14850   51250
23 End Bal       69700   -5150    2250  95450 -47900 -5250   68400 -17400 -350  29650 -189400

Contributed          0    3500       0      0      0     0       0      0    0   1500   23500   28500
Borrowed         19500       0       0   1000      0     0    8000      0    0      0       0   28500
24 End Bal       50200   -1650    2250  94450 -47900 -5250   60400 -17400 -350  31150 -165900

Contributed        850       0       0      0    300     0     250      0    0      0   32450   33850
Borrowed         18000    2400     150   9600      0     0    3000      0    0      0     700   33850
25 End Bal       33050   -4050    2100  84850 -47600 -5250   57650 -17400 -350  31150 -134150

Contributed       2250       0    2600      0   5700     0    1000      0    0    250       0   11800
Borrowed             0       0       0   2800      0     0     500      0  250   1500    6750   11800
26 End Bal       35300   -4050    4700  82050 -41900 -5250   58150 -17400 -600  29900 -140900

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
27 End Bal       35300   -4050    4700  82050 -41900 -5250   58150 -17400 -600  29900 -140900

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
28 End Bal       35300   -4050    4700  82050 -41900 -5250   58150 -17400 -600  29900 -140900

Contributed       3800    1000     350   1300      0     0    4500      0    0      0       0   10950
Borrowed             0       0       0   2000      0     0       0      0    0      0    8950   10950
29 End Bal       39100   -3050    5050  81350 -41900 -5250   62650 -17400 -600  29900 -149850

Contributed          0    1000       0  26200      0     0    1200      0    0      0       0   28400
Borrowed          6500     300     200      0    400     0    1000    100    0      0   19900   28400
30 End Bal       32600   -2350    4850 107550 -42300 -5250   62850 -17500 -600  29900 -169750

NU MONEY
BALANCES             0       0       0      0      0     0       0      0    0      0       0





ATTACHMENT 12
CAPITAL CONTRIBUTIONS
DURING THE THIRD QUARTER OF 1997, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS TO CHARTER OAK ENERGY:
                              $
07/09/97                      700,000
07/11/97                      100,000
08/01/97                      100,000
08/19/97                      500,000
09/26/97                    1,000,000
                           -----------
                            2,400,000


UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
In the Matter of                                                 Quarterly
                                                            Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY                         to Partial
                                                            Consummation of
Berlin, Connecticut                                            Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certifies that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period July 1, 1997 through September 30, 1997, the maximum
commercial paper outstanding at any one time was $0.   Commercial
paper outstanding on September 30, 1997 was $0. Maximum borrowings under the revolving credit portion of the agreement at any one time was $35,000,000 and borrowings at September 30, 1997 was $0. MONEY POOL BALANCE ON September 30, 1997:
Invested: ($18,800,000)

Dated September 30, 1997
Connecticut Yankee Atomic Power Company
/s/Robert C. Aronson
Assistant Treasurer
NAME OF BANK                  AMOUNT         DATE SOLD
                                $
 TORONTO DOMINION BANK        10,000,000     07/14/97
 TORONTO DOMINION BANK         5,000,000     07/16/97
*TORONTO DOMINION BANK         5,000,000     06/12/97
 TORONTO DOMINION BANK        30,000,000     08/21/97
*REPRESENTING REFINANCING OF MATURING LOANS
DATED September 30, 1997
CONNECTICUT YANKEE ATOMIC POWER CO.
BY/S/Robert C. Aronson
ITS ASSISTANT TREASURER

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
Northeast Utilities Service Company                 Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
Holyoke Water Power Company                      Transaction $56.25 Million
Northeast Nuclear Energy Company             Regional Revolving Credit
Rocky River Realty Company                             Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $56.25 million Regional Revolving Credit Agreement dated December 3, 1992 with Northeast Utilities Service Company, as Agent, in accordance with the terms and conditions or, and for the purposes represented by the Application/Declaration, as amended, filed by the Companies in this proceeding, and the Securities and Exchange Commission Order dated November 23, 1992 with respect thereto.

      During the period July 1, 1997 through September 30, 1997, Northeast Utilities had $80,000,000 outstanding for the quarter ending September 30, 1997.

Dated September 30, 1997
Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
                                                    Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
                                          Transaction $313.75 Million
                                                  Revolving Credit
                                                       Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $313.75 million Revolving Credit Agreement dated November 21, 1996 with Revolving Credit Agreement dated November 21, 1996 with Citicorp Securities, Inc. as arranger, Toronto Dominion Securities, Inc. as Syndication Agent, Fleet National Bank as Documentation Agent and Citibank, N.A. as Administrative Agent, in accordance with the terms and conditions filed with the Securities and Exchange Commission and ordered by them on November 20, 1996 with respect thereto.

      During the period July 1, 1997 through September 30, 1997, Northeast Utilities had $0 outstanding for the quarter ending September 30, 1997.

Dated September 30, 1997

Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer